September 27, 2024

VIA EDGAR

Mr. Michael Henderson
Mr. Robert Klein
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:    Hope Bancorp, Inc
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 10-Q for the Quarterly Period Ended June 30, 2024
File No. 000-50245

Dear Mr. Henderson and Mr. Klein:
This letter constitutes the response of Hope Bancorp, Inc. (the “Company”) to the comment letter of the staff (“the Staff”) of the Division of Corporation Finance, dated September 19, 2024 (the “Comment Letter”), respecting the Company’s Form 10-K for the year ended December 31, 2023 and its Form 10-Q for the Quarterly Period Ended June 30, 2024.
Set forth below are the Company’s responses to the Comment Letter. For ease of reference, we have reproduced the comments from the Comment Letter in italics, as numbered, before each response.

Form 10-K for the fiscal year ended December 31, 2023
Item 1. Business
Lending Activities Page 4

1.We note your disclosure on page 48 that commercial real estate loans comprised 64% of your total loan portfolio as of December 31, 2023 and cover a broad array of commercial real estate segments including retail, industrial, multi-family, gas stations & car washes, mixed-use facilities, hotels/motels, office and other. Please revise your disclosure, in future filings, to disaggregate the composition of these loans into owner occupied and non-owner occupied and quantify amounts relating to each borrower type, as well as other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor’s understanding of these loans. In this regard, we note that you present some of this information on slide 7 of your fourth quarter of 2023 earnings deck furnished as Exhibit 99.2 of the Form 8-K filed on January 30, 2024.

RESPONSE
The Company acknowledges the Staff’s comment and will revise its future disclosures to disaggregate the composition of the Company’s commercial real estate loans into owner occupied and non-owner occupied and will quantify amounts relating to each borrower type, and disclose other characteristics to the extent that the Company believes they are material to an investor’s understanding of the Company’s commercial real estate loans.

2.We note that your CRE portfolio is diversified across various geographic markets in California, New York, Texas, New Jersey, Washington, Illinois and other states. Please revise your disclosures, in future filings, to disaggregate and quantify the balance and composition of your CRE portfolio in the various geographic markets and submarkets. In this regard, we note that you present some of this information on slide 8 of your fourth quarter of 2023 earnings deck furnished as Exhibit 99.2 of the Form 8-K filed on January 30, 2024.

RESPONSE
The Company acknowledges the Staff’s comment and will revise its future disclosures to disaggregate and quantify the balance and composition of the Company’s commercial real estate portfolio in the various geographic markets and submarkets in which the Company has commercial real estate borrowers.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Sensitivity, page 63

3.Please revise your disclosures, in future filings, to provide a description of what the 12-month ramp scenario is and include details of the base interest rate scenarios used, as well as the assumptions used for early withdrawals/deposit attrition, and changes to loan prepayment speeds. Also discuss the period over period changes in your assumptions, as well as the reasons for such changes. For example, disclose why your simulation reflects noninterest bearing deposit migration into interest bearing deposits for one period but doesn't for another.

RESPONSE
The Company acknowledges the Staff’s comment and will revise its future disclosures related to interest rate sensitivity to include a description of what the 12-month ramp scenario is and also include details of the base interest rate scenarios used, as well as the assumptions used for early withdrawals/deposit attrition, and changes to loan prepayment speeds. The Company will also include in its future disclosures a discussion of the period over period changes in assumptions, as well as the reasons for such changes.

Form 10-Q for the Quarterly Period Ended June 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")
Provision for Credit Losses, page 65

4.We note your discussion of changes in the provision for credit losses for both the three and six months ended June 30, 2024 compared to June 30, 2023. We also note your disclosure on page 20 that the provision (credit) for credit losses on loans includes offsetting impacts and activities relating to CRE, C&I and Residential Mortgage Loans. Please revise your disclosure, in future filings, to quantify and discuss the offsetting impacts and trends associated with the provision (credit) for credit losses for these loan categories when comparing period-over-period changes.

RESPONSE
The Company acknowledges the Staff’s comment and will revise its future disclosures related to changes in the provision for credit losses to quantify and discuss the offsetting impacts and trends associated with the provision (credit) for credit losses for commercial real estate, commercial and industrial, and residential mortgage loans when comparing period-over-period changes.

The Company believes this letter provides a complete response to the Comment Letter. If there is any additional information or materials that we might provide to assist the Staff’s review, please contact the undersigned at julianna.balicka@bankofhope.com.

Sincerely,

/s/ Julianna Balicka
Julianna Balicka
Chief Financial Officer
Hope Bancorp, Inc.